

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

Jiang Hui
Chief Executive Officer
Hudson Acquisition I Corp.
19 West 44th Street
Suite 1001
New York, NY 10036

> **Re: Hudson Acquisition I Corp.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed September 27, 2023**
> **File No. 001-41532**

Dear Jiang Hui:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction